Filed by Frontier Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Frontier Oil Corporation
Commission File No.:1-7627

The following communication was distributed to Frontier employees on Tuesday, April 8, 2011.

HollyFrontier

Weekly Communiqué #04—Merger Update
April 8, 2011

Having introduced the HollyFrontier Integration Team of Senior Managers, this week we would like to focus on three new topics:
1.	5 Types of Mergers and how we have begun applying their differences to several of our decisions.
2.	Responses to the first five Employee FAQs (Frequently Asked Questions).
3.	Information about where you can submit your questions or suggestions to our Integration Team.

Types of Mergers
From an integration perspective, there are basically five different types of mergers:
1.	A + B = A Assimilation
2.	A + B = B Reverse Assimilation
3.	A + B = A/B Limited Integration
4.	A + B = AB Best of Both
5.	A + B = C Transformational

We consider all five of these at many levels of granularity and use the one that works best for each decision we face.  We have made the following decisions so far:

▪	The “IT infrastructure” will be “assimilated” into Holly’s. We made this decision based on a thorough review of both infrastructures and what is required once we merge. A + B = A (assimilation).

▪
“Assimilation” will also occur on the “financial” front, as we will be using Holly’s SAP platform for our ERP (Enterprise Resource Planning).  When used well, SAP is a robust and excellent tool that increases efficiencies and provides valuable information.  A + B = A (assimilation).

▪
With regard to “benefits,” we have committed to reviewing both “health and welfare programs” to see if we can combine them in some way that will be a win-win for the employees of HollyFrontier.  This said, we have now made the decision to continue the separate Holly and Frontier plans—as they exist today—through the end of 2011.  Between now and then, we will continue to analyze the plans and prepare for annual enrollment for 2012.  This decision could be A + B = AB (best of both) or A + B = C (transformational).  More to come on this.

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In next week’s Communiqué (#05), we will itemize more decisions and communicate which merger approach is being applied to each.  We want to carefully, purposefully and precisely leverage the very best of each organization’s functions, systems, programs and processes (or create better ones), thereby maximizing HollyFrontier rather than simply “mashing” together existing elements.  The intent, of course, is to multiply our capabilities by leveraging one another’s best practices.  After all, mergers—and progress—cannot occur without CHANGE, so it is paramount that we all remain flexible and open to new and better ways of doing things.

At the time the merger closes, we desire to be operating uniformly across the entire company, but this ambition will only be possible with your help and contributions.  It is also important to remember that our policies, procedures and processes will continually evolve.  Please help us make the best decisions the first time by asking questions along the way and providing input.

Employee FAQs
Employee FAQs	Integration Team Response
1. “Will our health and welfare plans change when the close occurs?”	We intend to continue Holly and Frontier plans until the end of 2011 with no changes. We will have plans in place for redesigns in 2012.
2. “I have friends who work at Navajo. May I contact them?”
Yes, but if you would not share the information with another competitor, you should not discuss it in a social call to a friend at Holly. For example, you should not discuss current or future prices, costs, marketing plans, service decisions or other information that might be sensitive.

3. “Why are we merging?” “Where can I get more information about this merger—and the business case for it?”	Please see these documents: February 22, 2011 Press Release February 22, 2011 Powerpoint Presentation
4. “Will there be more layoffs after closing?”	We will know the answer to this (and communicate it fully in coming weeks) when we have completed the HollyFrontier “org charts.” We are currently working through the charts.
5. “Can you explain the compensation process? For example, will my pay change upon closing?”
We are currently reviewing both organizations’ compensation systems and intend to announce a single structure in the weeks ahead.  At this time, we know that we want a structure that is grade-based and responsibility-driven.

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Submitting Questions or Suggestions to our Integration Team
For those of you who have questions, suggestions or concerns about the Integration process—or have heard rumors and would like to surface these for a response, please continue submitting them to Penny Newmark (PNewmark@Frontieroil-den.com) who will, in turn, share them with our Integration Team as necessary.

On the “fun front,” the HollyFrontier Corporation Logo Contest rages on—but will conclude on Friday, April 29th.  The designer of our future logo wins an iPad 2, so keep those ideas and sketches coming to your local HR Department for consideration.  We will remind you of this opportunity only a few more times, as the deadline is drawing near.

Quote of the Week “It’s okay to look back at the past. Just don’t stare.” —Benjamin Dover

As described, next week (#05) we will continue sharing and explaining more decisions and communicating which merger approach is being applied to them.  In subsequent Communiqués (#06-08), we intend to articulate the HollyFrontier Vision-Mission-Values, describe the Compensation Process, and announce Organizational Structures.  In May, some of the Communiqués may occur by video (rather than in writing) so they can include a few brief interviews with leaders.  In the summer, we intend to continue these dialogues in person by hosting a few on-site Q&A sessions with our respective managers.

Stay tuned; much more is forthcoming next Friday, April 15th, 2011.

On behalf of the broader HollyFrontier Integration Team,

Mike Jennings
Chairman, President & CEO
Frontier Oil Corporation

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Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Holly Corporation (“Holly”) common stock in connection with the proposed merger will be submitted to Holly’s shareholders for their consideration, and the proposed merger will be submitted to shareholders of Frontier Oil Corporation (“Frontier”) for their consideration. Holly filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that included a joint proxy statement to be used by Holly and Frontier to solicit the required approval of their shareholders in connection with the proposed merger and constituted a prospectus of Holly. Holly and Frontier may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF HOLLY AND FRONTIER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents containing important information about Holly and Frontier through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Holly will be available free of charge on Holly’s website at www.hollycorp.com under the tab “Investors” or by contacting Holly’s Investor Relations Department at (214) 871-3555. Copies of documents filed with the SEC by Frontier will be available free of charge on Frontier’s website at www.frontieroil.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Frontier’s Investor Relations Department at (713) 688-9600.

Holly, Frontier and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Holly and shareholders of Frontier in connection with the proposed transaction. Information about the directors and executive officers of Holly is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 31, 2011. Information about the directors and executive officers of Frontier is set forth in its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 21, 2011. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These include statements regarding the effects of the proposed merger and statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward looking statements relating to expectations about future results or events are based upon information available to Holly and Frontier as of today’s date, and are not guarantees of the future performance of Holly, Frontier or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Holly and Frontier have signed an agreement for a subsidiary of Holly to merge with and into Frontier, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive the necessary approval of Holly’s shareholders or Frontier’s shareholders or government approvals or if either Holly or Frontier fails to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, the successful integration of Holly’s and Frontier’s business and the combined company’s ability to compete in the highly competitive refining and marketing industry. The revenues, earnings and business prospects of Holly, Frontier and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, risks and uncertainties with respect to the actions of actual or potential competitive suppliers of refined petroleum products in Holly’s, Frontier’s and the combined company’s markets; the demand for and supply of crude oil and refined products; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines; effects of governmental and environmental regulations and policies; the availability and cost of financing; the effectiveness of capital investments and marketing strategies; efficiency in carrying out construction projects; the ability to acquire refined product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist attacks and the consequences of any such attacks; and general economic conditions.

Holly and Frontier caution that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Holly’s and Frontier’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All subsequent written and oral forward-looking statements concerning Holly, Frontier, the proposed merger or other matters and attributable to Holly or Frontier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Holly nor Frontier undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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